FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                             FOR March 8, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.     Reporting Issuer
       ----------------

       DynaMotive Energy Systems Corporation
       230-1700 West 75th Avenue
       Vancouver, BC V6P 6G2

       Tel. (604) 267-6013

2.     Date of Material Change
       -----------------------

       March 7, 2006

3.     Press Release
       -------------

       March 7, 2006

4.     Summary of Material Change
       --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced the completion of BioOil tests at Alcoa's Baie-Comeau aluminium plant in Quebec, Canada, one of Alcoa's largest aluminium manufacturing plants. The tests are the culmination of many months of co-operation between the two Companies. The testing establishes a clear path for the potential commercial utilization of BioOil as an alternative to heating oil # 2 in Alcoa's Baie-Comeau operations and other industrial settings.

Prior to conducting the tests, the Companies completed theoretical studies that established that DynaMotive's BioOil could be a suitable fuel alternative to heating oil # 2 in Alcoa's boilers and furnaces. For the tests, Alcoa fitted one of its furnaces to use BioOil, utilizing existing instrumentation and making minor changes to the system. A team of engineers and technicians from both Companies jointly followed testing protocols established by DynaMotive, piping and instrumentation requirements, designed and installed the BioOil handling systems, and executed the tests.

The testing comprised two phases. The first and most important phase involved increasing the temperature of the furnace to the required operational parameters within a specific timeframe. The second phase required the maintenance of temperature in the furnace at operational parameters. In both cases, results were promising and warrant further tests. Preliminary findings indicate that, under certain conditions and with adapted BioOil burners, BioOil might represent a potential replacement for heating oil #2.

In addition to being a renewable, environmentally friendly fuel, BioOil is also considered by Alcoa as a means to achieve energy cost reduction. Revamping the boilers and the furnaces to fire BioOil would require traditional mechanical alterations. This is the largest-scale BioOil combustion test conducted by DynaMotive, both in terms of fuel volumes and fuel application. Alcoa has expressed its interest in continuing the project.

5.     Full Description of Material Change
       -----------------------------------

       Please see attached press release

6.     Reliance on Section 85(2) of the Act
       ------------------------------------

       N/A

7.     Omitted Information
       -------------------

       N/A

8.     Senior Officers
       ---------------

       The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

       Andrew Kingston
       President & CEO
       6630 Churchill Street
       Vancouver, BC V6P 5B3
       (604) 267-6013

9.     Statement of Senior Officer
       ---------------------------

       The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 7th day of March 2006.

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

               (signed)   "Andrew Kingston"
                           ----------------
                           Andrew Kingston
                           President & CEO




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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release: March 7, 2006

DynaMotive Announces Completion of Alcoa BioOil Combustion Testing; BioOil Used as Replacement for Heating Oil in Full-Scale Furnace Tests

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced the completion of BioOil tests at Alcoa's Baie-Comeau aluminium plant in Quebec, Canada, one of Alcoa's largest aluminium manufacturing plants. The tests are the culmination of many months of co-operation between the two Companies. The testing establishes a clear path for the potential commercial utilization of BioOil as an alternative to heating oil # 2 in Alcoa's Baie-Comeau operations and other industrial settings.

Prior to conducting the tests, the Companies completed theoretical studies that established that DynaMotive's BioOil could be a suitable fuel alternative to heating oil # 2 in Alcoa's boilers and furnaces. For the tests, Alcoa fitted one of its furnaces to use BioOil, utilizing existing instrumentation and making minor changes to the system. A team of engineers and technicians from both Companies jointly followed testing protocols established by DynaMotive, piping and instrumentation requirements, designed and installed the BioOil handling systems, and executed the tests.

The testing comprised two phases. The first and most important phase involved increasing the temperature of the furnace to the required operational parameters within a specific timeframe. The second phase required the maintenance of temperature in the furnace at operational parameters. In both cases, results were promising and warrant further tests. Preliminary findings indicate that, under certain conditions and with adapted BioOil burners, BioOil might represent a potential replacement for heating oil #2.

In addition to being a renewable, environmentally friendly fuel, BioOil is also considered by Alcoa as a means to achieve energy cost reduction. Revamping the boilers and the furnaces to fire BioOil would require traditional mechanical alterations. This is the largest-scale BioOil combustion test conducted by DynaMotive, both in terms of fuel volumes and fuel application. Alcoa has expressed its interest in continuing the project.

About Alcoa

Alcoa is the world's leading producer of primary aluminium, fabricated aluminium, and alumina and is active in all major aspects of the industry. The Company has 129,000 employees in 42 countries and reported 2005 revenues of $26.2 billion. Annual production capacity for the Baie-Comeau plant is 438,000 metric tons of primary aluminium.


About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic residues produced by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.




For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000      Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com          Website: www.dynamotive.com

   Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energyprices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission








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